
05045808

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

**Nomura Asset Acceptance Corporation**
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

**Form 8-K, February 22, 2005, Series 2005-AR1**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


FEB 2 5 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb. 24, 2005

NOMURA ASSET ACCEPTANCE CORPORATION



By: ______________________
Name: N. Dante LaRocca
~~Title: Managing Director~~

N. Dante LaRocca
Authorized Agent

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# naa05-ar1-mz - Price/Yield - I-A2

| | | | |
|---|---|---|---|
| **Balance** | $7,715,700.00 | Delay | 24 |
| **Coupon** | 5.413 | Dated | 2/1/2005 |
| **Settle** | 2/28/2005 | First Payment | 3/25/2005 |

**RUN TO BALLOON IN MONTH 57 / CALL**

*** Pays group I collateral net WAC less [0.30%].**

| Price | 15 CPR | 18 CPR | 20 CPR | 22 CPR | 25 CPR | 30 CPR | 35 CPR | 40 CPR | 45 CPR | 50 CPR |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield | Yield |
| 101-02 | 4.970 | 4.930 | 4.903 | 4.874 | 4.827 | 4.739 | 4.633 | 4.495 | 4.304 | 4.109 |
| 101-03 | 4.958 | 4.918 | 4.890 | 4.861 | 4.813 | 4.722 | 4.615 | 4.473 | 4.278 | 4.079 |
| 101-04 | 4.947 | 4.906 | 4.877 | 4.847 | 4.799 | 4.706 | 4.596 | 4.452 | 4.252 | 4.048 |
| 101-05 | 4.936 | 4.894 | 4.865 | 4.834 | 4.784 | 4.690 | 4.577 | 4.430 | 4.226 | 4.018 |
| 101-06 | 4.925 | 4.882 | 4.852 | 4.821 | 4.770 | 4.673 | 4.559 | 4.408 | 4.200 | 3.988 |
| 101-07 | 4.914 | 4.870 | 4.839 | 4.807 | 4.756 | 4.657 | 4.540 | 4.387 | 4.174 | 3.958 |
| 101-08 | 4.903 | 4.858 | 4.827 | 4.794 | 4.741 | 4.641 | 4.522 | 4.365 | 4.149 | 3.928 |
| 101-09 | 4.892 | 4.846 | 4.814 | 4.781 | 4.727 | 4.625 | 4.503 | 4.344 | 4.123 | 3.898 |
| **101-10** | **4.880** | **4.834** | **4.802** | **4.768** | **4.713** | **4.609** | **4.485** | **4.322** | **4.097** | **3.868** |
| 101-11 | 4.869 | 4.822 | 4.789 | 4.755 | 4.699 | 4.592 | 4.466 | 4.301 | 4.071 | 3.838 |
| 101-12 | 4.858 | 4.810 | 4.776 | 4.741 | 4.684 | 4.576 | 4.448 | 4.279 | 4.046 | 3.808 |
| 101-13 | 4.847 | 4.798 | 4.764 | 4.728 | 4.670 | 4.560 | 4.429 | 4.258 | 4.020 | 3.778 |
| 101-14 | 4.836 | 4.786 | 4.751 | 4.715 | 4.656 | 4.544 | 4.411 | 4.236 | 3.994 | 3.748 |
| 101-15 | 4.825 | 4.774 | 4.739 | 4.702 | 4.642 | 4.528 | 4.392 | 4.215 | 3.969 | 3.718 |
| 101-16 | 4.814 | 4.762 | 4.726 | 4.688 | 4.627 | 4.512 | 4.374 | 4.193 | 3.943 | 3.688 |
| 101-17 | 4.803 | 4.750 | 4.714 | 4.675 | 4.613 | 4.495 | 4.355 | 4.172 | 3.917 | 3.658 |
| 101-18 | 4.792 | 4.738 | 4.701 | 4.662 | 4.599 | 4.479 | 4.337 | 4.150 | 3.892 | 3.628 |
| **Spread to Swaps** | **88.1** | **87.3** | **86.6** | **85.7** | **83.6** | **78.6** | **74.2** | **67.4** | **54.3** | **38.0** |
| WAL | 3.12 | 2.88 | 2.73 | 2.60 | 2.40 | 2.09 | 1.81 | 1.54 | 1.27 | 1.08 |
| Mod Durn | 2.760 | 2.560 | 2.438 | 2.322 | 2.155 | 1.897 | 1.660 | 1.426 | 1.193 | 1.023 |
| Principal Window | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Nov09 | Mar05 - Aug09 | Mar05 - Dec08 | Mar05 - Jun08 |

| | |
|---|---|
| LIBOR_1MO | 2.59 |
| LIBOR_6MO | 3.04 |
| LIBOR_1YR | 3.371 |
| CMT_1YR | 3.037 |

**PRELIMINARY**

| SWAP Mat | 3MO | 6MO | 12MO | 18MO | 2YR | 3YR | 4YR | 5YR |
|---|---|---|---|---|---|---|---|---|
| Yld | 2.870 | 3.110 | 3.460 | 3.634 | 3.807 | 3.982 | 4.129 | 4.245 |